UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42505

Huachen AI Parking Management Technology Holding Co., Ltd,

(Translation of registrant’s name into English)

No. 6395 Hutai Road
Baoshan District, Shanghai, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On September 15, 2026, Huachen AI Parking Management Technology Holding Co., Ltd, an exempted company incorporated and registered under the laws of the Cayman Islands (the “Company”), entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain investors (the “Investors”) for a best-efforts offering (the “Offering”) of 2,750,000 Class A ordinary shares, par value US$0.0000375 per share (each a “Class A Ordinary Share”), accompanied by ordinary warrants to purchase up to 2,750,000 Class A Ordinary Shares (each an “Ordinary Warrant”). The offering price is $1.00 for one Class A Ordinary Share accompanied by one Ordinary Warrant, for total gross proceeds of US$2.75 million, before deducting placement agent fees and other offering expenses.

The Ordinary Warrants are exercisable immediately upon issuance at an initial exercise price of $1.00 per Class A Ordinary Share and will have a term of three (3) years from the date of issuance.

The exercise price and the number of shares issuable under the Ordinary Warrants will be proportionately adjusted in the event of certain transactions involving our Class A Ordinary Shares, including stock dividends or share splits, certain distributions and dividends, and rights offerings. Notwithstanding the foregoing, if at any time while the Ordinary Warrants are outstanding, there occurs any share split, share dividend, reverse share split, or share combination, recapitalization or other similar transaction involving the Class A Ordinary Shares (each, a “Share Combination Event”, and the date of that Share Combination Event (or if the Share Combination Event occurs after the close of trading on the principal market, the trading day following that date), the “Share Combination Event Date”), then, in addition and after giving effect to the adjustments for that Share Combination Event elsewhere in the Ordinary Warrants, the exercise price shall be reduced, but in no event increased, to the lowest VWAP during the period commencing five consecutive trading days immediately preceding and the five consecutive trading days immediately following the Share Combination Event Date (as applicable, the “Event Market Price”); provided, that in calculating the Event Market Price, the VWAP for Trading Days prior to the Share Combination Event Date shall be the VWAP reported after adjusting for the Share Combination Event. The number of shares issuable under the Ordinary Warrants will be increased such that the aggregate exercise price, after taking into account the decrease in the exercise price, shall be equal to the aggregate exercise price on the issuance date for the warrant shares then outstanding.

The Ordinary Warrants also contain certain downward adjustment mechanism and anti-dilution provisions. If at any time while the Ordinary Warrants are outstanding, the Company sells, enters into an agreement to sell, or grant any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Class A Ordinary Shares or securities convertible or exercisable into Class A Ordinary Shares, excerpt for certain exempt issuance (each a “Subsequent Equity Sale”) for a per share price less than the then effective exercise price of the Ordinary Warrant in effect immediately prior to such Subsequent Equity Sale (such lower price, the “Base Share Price”), the exercise price of the Ordinary Warrant shall be reduced to the lower of (1) the Base Share Price and (2) the lowest VWAP during the period commencing five consecutive trading days immediately preceding and ending on the fifth trading day immediately following the consummation of such Dilutive Issuance (as applicable, the “New Issuance Price” and such period, the “New Issuance Adjustment Period”), effective as of the close of trading on the last trading day of the New Issuance Adjustment Period. For the avoidance of doubt, if any Ordinary Warrants are exercised, on any given exercise date during any such New Issuance Adjustment Period, solely with respect to such portion of such warrant converted on such applicable exercise date, such applicable New Issuance Adjustment Period shall be deemed to have ended on, and included, the trading day immediately prior to such exercise date. Notwithstanding the foregoing, if the Company enters into a variable rate transaction, the exercise price of the Ordinary Warrant shall be reduced to the lowest possible price, conversion price or exercise price at which such securities may be issued, converted or exercised.

Other than the adjustments above, in no event shall the exercise price of the Ordinary Warrants be reduced below a floor price of $0.371, as adjusted for share dividends, share splits, stock combinations and other similar transactions.

The Company also entered into  a placement agency agreement dated September 15, 2026 (together, the “Placement Agency Agreement”), with Maxim Group LLC (the “Placement Agent”), to act as the Company's exclusive placement agent on a best-efforts basis in connection with the Offering. The Company agreed to pay the Placement Agent a cash fee equal to 7% of the gross proceeds raised in the Offering and a reimbursement of expenses of up to $50,000. In addition, if within nine (9) months following the closing of the Offering (or the termination of the Placement Agent's engagement, other than for cause) the Company completes any financing with, or receives proceeds from, investors introduced by the Placement Agent during the term of its engagement, the Company will pay the Placement Agent a cash fee of 7.0% of the gross proceeds of such financing.

Pursuant to the Placement Agency Agreement and the Securities Purchase Agreement, the Company has agreed to certain restrictions on the issuance, sale, disposal and registration (subject to certain exceptions) of any securities for thirty (30) days following the closing of this Offering, subject to certain customary exceptions, without the prior written consent of the Placement Agent.

Additionally, the Company’s directors and executive officers have entered into lock-up agreements (the “Lock-Up Agreements”) that generally prohibit the sale, transfer, or other disposition of the Company's securities, without the prior written consent of the Placement Agent, for a period of ninety (90) days following the closing of the Offering.

The Securities Purchase Agreement contains customary representations, warranties and covenants of the Company and the Investors, as well as customary indemnification obligations of the parties. The Company issued Class A Ordinary Shares accompanied by Ordinary Warrants on September 16, 2026. The Company received gross proceeds, before deducting any fees or expenses, of approximately $2.75 million. The Company plans to use the proceeds for the purchase of insurance coverage for the Company’s directors and officers and working capital and general corporate purposes.

The Company's securities described above were offered pursuant to an effective registration statement on Form F-3 (SEC File No. 333-296529), that was previously filed with the Securities and Exchange Commission (the “Commission”) on June 5, 2026, and declared effective on June 12, 2026 (the “Registration Statement”), the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated September 15, 2026. The Registration Statement, the base prospectus and the prospectus supplement relating thereto are available on the SEC's website at www.sec.gov.

The foregoing description of the Placement Agency Agreement, the Ordinary Warrants, the Securities Purchase Agreement, and the Lock-Up Agreements, are qualified in their entirety by reference to the full text of each of the Placement Agency Agreement, the Ordinary Warrants, the Securities Purchase Agreement, and the Lock-Up Agreements, the forms of which are attached hereto as Exhibit 1.1, 4.1, 10.1 and 10.2, respectively, to this Report on Form 6-K (this “Report”), and which are incorporated herein in their entirety by reference.

Copies of the opinions of Mourant Ozannes (Cayman) LLP and Ortoli Rosenstadt LLP relating to the legality of the issuance and sale of the Class A Ordinary Shares, the Ordinary Warrants and the Pre-Funded Warrants, respectively, are filed as Exhibits 5.1 and 5.2 hereto, respectively.

Pursuant to the Offering, on September 15, 2026, the Company issued a press release announcing the pricing of the Offering. A copy of the press release announcing the pricing of the Offering is furnished as Exhibit 99.1 hereto. On September 16, 2026, the Company issued a press release announcing the closing of the Offering. A copy of the press release announcing the closing of the Offering is furnished as Exhibit 99.2 hereto.

This Report (including the exhibits) is incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-296529), as amended.

This Report shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This Report contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express the Company's intentions, beliefs, expectations, strategies, predictions or any other statements related to its future activities, future events or conditions. These statements are based on current expectations, estimates and projections about the Company's business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Registration Statement, the Company's most recent Annual Report on Form 20-F, and in other documents the Company files from time to time with the Commission. Any forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Report, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Placement Agency Agreement
4.1	Form of Ordinary Warrant
5.1	Opinion of Mourant Ozannes (Cayman) LLP
5.2	Opinion of Ortoli Rosenstadt LLP
10.1	Form of Securities Purchase Agreement
10.2	Form of Lock-Up Agreement
99.1	Press Release dated September 15, 2026
99.2	Press Release dated September 16, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Huachen AI Parking Management Technology Holding Co., Ltd

Date: September 16, 2026	By:	/s/ Bin Lu
	Name:	Bin Lu
	Title:	Chief Executive Officer

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